Contact

www.linkedin.com/in/mthreejr
(LinkedIn)
vengreso.com/blog (Blog)

Top Skills

Keynote Speaker
Team Leadership
Sales

Languages

English (Native or Bilingual)

Certifications

LinkedIn Sales Mastery for
Indivduals
LinkedIn Sales Mastery for Teams
Vengreso Social Selling Boot Camp
LinkedIn Sales Mastery for Teams

Honors-Awards

Ranked 3rd for Top Sales Guru
Worldwide
Social Selling Top 100 Brands
2012 Culture Coin Award
Top Rated Owler CEO Award - San
Francisco Bay Area
Top 25 Most Influential Inside Sales
Professional - 2017

Publications

FEATURED: Top 25 Social Selling
Influencers
FEATURED: Want to be a Great
Salesperson in 5 Years? Master
These 4 Skills
FEATURED: Is Cold Calling Dead?
10 Sales Experts Weigh In
Who's on Your Social Selling
Fantasy Team?
FEATURED: Top Sales Trends for
2018

Mario M. Martinez Jr.

CEO & MODERN SALES EVANGELIST | KEYNOTE SPEAKER
| HOST OF THE MODERN SELLING PODCAST | CREATING
MORE SALES CONVERSATIONS FOR B2B SALES TEAMS WITH
DIGITAL SELLING TRAINING | Vengreso.com
San Francisco Bay Area

Summary

Two words started it all:

1. Ventas = Sales
2. Ingresos = Revenue

That's Vengreso!

After making my way into the 100% + Club 15 of 18 years in
corporate, I started my first company. 15-months later, I did a 7-way
merger and formed Vengreso.

I have the honor to serve our team of Vengresonians who have
helped us become a three time GoldStevie Award recipient (2019,
2020, 2021).

Today's modern buyer has changed the rules on us. As a seller, we
must meet the buyer in their digitally connected, socially engaged,
mobile attached, video-hungry worlds.

Most of us sales leaders have never learned to sell this way.

Those of us who are 45+, we simply don't know how many seconds
or minutes a sales video should be, how to turn a connection into
a conversation, transform a LinkedIn profile from a resume into
a resource or how to capture someone's attention in the first 15-
seconds of a sales video (shall I keep going?).

Our lack of knowledge is accentuated when combined with two
problems that every sales leader wakes up to. They are:

Our sellers need MORE customer meetings

We need a BIGGER sales pipeline

Simply put, we at Vengreso help sales teams and business professionals Prospect Better and Sell More through sales prospecting training.

We also help business professionals Type Less and Do More through our flagship personal productivity and sales messaging application, FlyMSG.io.

FlyMSG was developed by sellers and has expanded worldwide into the laptops of business professionals (both sales & non-sales). Ultimately, being leveraged for messaging templates and saving 1-hour a day in lost productivity.

When not working with organizations like Juniper Networks, Seismic, Woodruff Sawyer and over 1,050 other companies, I have made it my aim to train each associate so that in two years they can consider themselves an Olympian of their craft.

There are two things associates would say about my leadership style, I'm:
1. Uber direct
2. Super loyal

I demand nothing less than excellence of myself and expect those who work with me, demand the same of themselves.

I am also proud to say that 75% of our associates represent an ethnic minority and of that 75%, nearly 50% are of Latino descent.

As a Keynote Speaker, I have spoken to audiences all over the world and also serve as the host of The Modern Selling Podcast where I get the privilege of interviewing amazing sales leaders.

What I'm most proud of is, I have two amazing boys (11 & 8) & I am training them to sell!

Specialties: Video Sales Training | LinkedIn Training | Social Selling Training

Experience

Vengreso | Prospect Better. Sell More.
5 years 4 months

CEO, Founder and Modern Sales Evangelist | Social Selling Training | Digital Sales Training
April 2017 - Present (5 years 4 months)
San Francisco Bay Area

June 2017 marked a historic month in digital selling history with the launch of Vengreso as the only full spectrum Digital Sales Transformation company, having serviced 2000 clients ranging from the small business professional to the enterprise!   Our mission?

Vengreso is committed to one thing and one thing only,   !

I began planning the launch of Vengreso ten months ago, after realizing a major flaw in the digital sales ecosystem. There was nobody out there who could help business professionals and companies bring alignment between Sales and Marketing with the necessary mindset, the required skill set, and the practical toolset to form an effective digital selling ecosystem. I, along with my competitors, addressed portions of these pillars and left it up to clients to figure out how to piece them together on their own. No one firm was servicing the entire spectrum of the digital sales ecosystem.

Until today.

? Vengreso helps B2B companies reach 90% of buyers that can't be accessed through traditional outreach.

We provide digital sales strategies, tactics, and tools, including personal branding, social selling training, and content for sales. Our mission is simple and include:

1## To guide you to align marketing and sales for maximum effectiveness
2## To equip you with the mindset needed to engage online
3## To provide you the skill set needed to win in the digital economy
4## To provide the right toolset to navigate the digital sales ecosystem

Vengreso exists to enable you to achieve explosive revenue growth.

Feel free to email me with questions!

mario@vengreso.com

I invite you to review some of our testimonials below and learn how we can help you.

Executive Producer & Host: The Modern Selling Podcast
April 2017 - Present (5 years 4 months)
San Francisco Bay Area

In Jan. 2020 I renamed my podcast formerly known as Selling with Social to The Modern Selling Podcast.

Why the change?

Simple. Ever since the beginning I included topics centered around #Sales, #SocialSelling, #DigitalSelling and #SocialMedia for sales and sales leaders. As I grew the fan base and followers it transformed into topics ranging from sales motivation, prospecting, managing growth, scaling, closing and many more. So in 2020 it was relaunched to better connect with all of you, my fans.

I'm most excited that the podcast has been heard from around the world with tens of thousands of downloads each month.

My vision was to produce a podcast that was dedicated to sales, sales leaders and sales enablement members. I never would have imagined that it would become an amazing hit!

Feel free to listen to the episodes below in the multi-media section.

We can be found on
iTunes: https://itunes.apple.com/us/podcast/selling-social-sales-social-selling-social-media-podcast/id1193697353?mt=2

Stitcher: https://www.stitcher.com/podcast/selling-with-social

Google Play: https://play.google.com/music/listen?u=0#/ps/lyzkhh4nhox6hjtnjxhvzcvgeau

YouTube: https://www.youtube.com/playlist?list=PLNswoLQcNQELxUqef-DM__GNpLZTXcl6q

The #ModernSellingPodcast

Keynote Speaker | Professional Speaker | Sales Kick-off Speaker | Seminar Speaker
June 2017 - Present (5 years 2 months)
San Francisco Bay Area

I spent 96 consecutive quarters in B2B Sales and Leadership roles growing hundreds of millions of dollars in revenue annually and now I have the privilege of motivating sales teams to engage in the Omni-Channel approach to prospecting and buyer engagement.

I'm not a wannabe Sales Kick-off speaker that uses social media to "be found", rather, I have lived it, breath it, implemented it (with a worldwide sales team) and finally I opened a business on it.

I started speaking in Oct. 2015 at my first "gig", LinkedIn Corporation's Annual Users Conference. From there, as they say, the rest is history. If personal brand equity looked like a straight line before the event, afterward it went straight up.

✓ In my keynote's I'm known to walk up to Bruno Mars, UpTown Funk You Up, sing a jingle or two and at times I might open a speech with a little Salsa dance.

My style is extremely high energy, fast direct, in your face and upbeat. If you were expecting to sleep or have your participants relaxed in their seats, then I'm not your guy.

Some places I've spoken at include:
1## Sales Development Leadership Summit
2## Digital Sales World
3## Venture Capital Sales and Marketing Leadership Summit
4## 10th Annual Leadership Sales Summit (Inside Sales)
5## National Sports Sales Conference
6## Dreamforce 2018: Sales Enablement Soiree

One of my greatest accomplishments is being invited to appear as one of 20 sales influencers in the Salesforce documentary film "The Story of Sales" launched in 2018.

Topics for consideration include:

The Modern Buyer Requires a Modern Seller

Why Sales Thinks Your Employee Advocacy Program Sucks!

The Age of Digital Personalization has ARRIVED!

#YourBrandSucks

Feeding Your Digital Network to CREATE Conversations

Borders, Sears, Blockbuster: Are "You" Next?

Old Fashioned Selling, Why You'll Lose

Take a look at some events below and reach out to info@venreso.com to schedule me for your next Sales-Kickoff.

Forbes Business Council
Forbes Business Council Member
June 2022 - Present (2 months)
San Francisco Bay Area

I'm honored to be selected into the Forbes Business Council, the foremost growth and networking organization for successful business owners and leaders worldwide.

Forbes Councils is a collective of invitation-only communities created in partnership with Forbes and the expert community builders who founded Young Entrepreneur Council (YEC). In Forbes Councils, exceptional business owners and leaders come together with the people and resources that can help them thrive.

OneMob
Advisory Board Member | Selling with Video Training | Video Sales Training
November 2016 - Present (5 years 9 months)
San Francisco Bay Area

✪ I am excited to join the Board, amazing leaders and the entire team at OneMob.com. Social Video is the next evolution of Digital Sales 1.0 or Social Selling 2.0.

✪ No longer is video a "thing" marketing does. Engagement with video does and is creating higher level of response rates back from your buyers.

OneMob is backed by leading investors including Salesforce Ventures, Tim Draper, Steve King (former CEO of DocuSign), Gainsight CEO Nick Mehta, Sand Hill Angels, and Alchemist Accelerator. Our platform caters to the entire customer lifecycle, starting with sales prospecting (putting a face to a name), all the way to customer support/renewals (people like to buy and renew from people they know).

Try it today at http://www.onemob.com and see what we're up to at http://blog.onemob.com

Sales Enablement Society
Advisory Board Member and Founding Member
October 2016 - Present (5 years 10 months)

The Sales Enablement Society is a volunteer organization founded in January 2016, by a diverse group of like-minded sales and marketing professionals. The society's goal is to better define the sales enablement functions and roles that currently exist within organizations, and ultimately solve the vast disparities that exist in the profession today. The SES's overall mission identifies best practices for successful outcomes, clarifies the operations for the sales enablement business, and develops the criteria for sales enablement roles within successful organizations. The SES's mission is based on an Albert Einstein quote: "The definition of insanity is doing the same thing over and over again and expecting different results." This quote applies to most organizations tasked with driving sales and marketing productivity today. Visit us: sesociety.org

National Association of Women Sales Professionals (NAWSP)
Advisory Board Member
August 2019 - Present (3 years)
San Francisco Bay Area

I'm honored to join the NAWSP Advisory Board, making me the first male and first Latino male to join their leadership team.

The National Association of Women Sales Professionals (NAWSP) was founded in 2016, by my friend, Cynthia Barnes in Metro Detroit. The goal was to create a national organization that could provide women in sales with professional development, training, support, and access to opportunities so that they could reach the Top 1% and Dance on the Glass Ceiling™ Since its inception, the organization has experienced explosive growth, growing to over 14,000 paid members in 30 months.

Anyone who knows me knows that forming a company and having its team be diversified has been a #1 priority of mine since developing the strategic plan to form Vengreso. In fact, out of the 39 partners, employees and contractors that we support, there are 22 female Vengresonians! That equals 56% of our staff. In addition, of our four founders, 75% are representative of minority backgrounds (2 Latino executives and 1 female executive).

To create change you must be intentional about making the change. I'm excited to serve on the Advisory Board for NAWSP. Let's Go!

Seamless.AI
Advisor | Advisory Board Member | Angel Investor
September 2018 - December 2021 (3 years 4 months)
San Francisco Bay Area

I'm honored to join the amazing set of Advisors for one of the hottest AI companies. Seamless.ai delivers the world's best sales leads right at the click of a button. What I love the most is that I can find it straight from social media platforms like LinkedIn. Maximize revenue, increase sales and acquire your total addressable market instantly using artificial intelligence.

Join thousands who are generating millions today at www.seamless.ai.

HubSpot Academy
HubSpot Academy Instructor | Selling with Twitter | Social Selling Trainer | Twitter Training
October 2019 - October 2021 (2 years 1 month)
San Francisco Bay Area

I'm excited to announce I've partnered with the HubSpot Academy team over at HubSpot. For those of you who don't know, HubSpot Academy is the training division of HubSpot. They create free video-based certification courses and learning tracks for sales, marketing, and service professionals that are used around the world to train up teams of all sizes. The courses have become massively popular, in fact, a HubSpot Academy certification is awarded every five minutes globally!

The "Twitter Strategy" course that I am a featured expert in is all about the key ways to help you grow more followers, retweets, traffic, and — most importantly — sales.

Check it out here: https://bit.ly/2oeNGls

HuffPost

Contributing Writer
August 2016 - January 2018 (1 year 6 months)
San Francisco Bay Area

I am honored to have been invited to be a contributing writer for The Huffington Post! I write about Social Selling, Social Networking, B2B Sales, Leadership, Entrepreneurship and Marketing!

Truly an exciting time for M3Jr Growth Strategies!

M3Jr Growth Strategies, LLC (now Vengreso)

1 year 5 months

Keynote Speaker | Sales Kickoff Speaker | Professional Speaker | Seminar Speaker | CEO
February 2016 - June 2017 (1 year 5 months)
San Francisco Bay Area

I've had the privilege of speaking to tens of thousands business owners, #sales & marketing professionals, leaders, start up CEO's & entrepreneurs. I have spoken on topics such as:
---> #YourBrandSucks - How to Attract today's Modern Buyer through Digital Branding
---> #DontDoNormal - Leveraging Digital to Explode Sales
---> #SocialSelling for the Modern Enterprise
---> Growth Mindset

Simply put, my Keynote sessions are not ¡˥∀WɹON and will force you out of your comfort zone.

I have been engaged by companies such as SAP, LinkedIn, Cisco, NFL sports teams & others to deliver a high energy & high impact style presentation. Regardless of the topic, you will leave ready to take your game to the next level with actionable steps!

I've also had the amazing privilege to be counted among the world's leading Social Selling Experts. My expertise has been sought out to help business leaders understand how to effectively grow their sales pipeline through Social Selling & effectively implement a corporate-wide Social Selling program.

Regarding my mentors: My mom and dad. Both instilled several key values into my heart and mind - "Never give up" & "Always give it 150%." Other executives such as Randy Spratt, Kevin Kunkel, Lynne Pincek, Craig Kotter, Monnie McGaffigan and Social Selling Leaders from Sales for Life, Brynne Tillman, Kurt Shaver & others have all served as mentors. In addition, my beautiful and amazing wife gives me the sense of balance & focus I need as a Leader.

In my career, I've had the privilege of transforming several sales organizations (turn around teams) from the worst performing to top performing. My personal best record was taking a $300 million / year sales organization from worst performing (8th out of 9th place) to #1 in 10 months!

If you are interested in having me host a speaking engagement, please contact me.

CEO | Social Selling Training | LinkedIn Profile Makeover | LinkedIn Sales Influencer
February 2016 - June 2017 (1 year 5 months)
San Francisco Bay Area

Today's sales challenges are:
---> 84% of B2B purchasers said word-of-mouth recommendations influence their decisions (Demand Gen)
---> 90% trust recommendations from people they know. 70% trust consumer opinions posted online. 14% trust advertising. (Nielsen)
---> 50% of B2B buyers say social has a significant role in their purchasing decision (Demand Gen)
---> There are now 7 Key Influencers in B2B buying decisions (CEB)
---> 75% of B2B buyers now use #SocialMedia to find information before making a purchase (CEB)
---> 90% of Decision Makers say they never respond to cold outreach (Harvard Business Review)

How then, can you sell to the Modern Day Buyer?

☁ This is exactly why I formed M3Jr Growth Strategies! Simply put, I Don't Do ¡˥∀WɹON

I provide the leadership needed to help leaders, reps and businesses of any size, develop & implement a #SocialSelling strategy which, creates quantifiable sales results! I provide coaching to help build "buyer centric" Social profiles, and then teach you how to engage online with content, which builds trust and attracts your targeted buyer. I teach how to leverage Social Networks to do RESEARCH, be RELEVANT, build RELATIONSHIPS, which drives REVENUE! Lastly, leveraging 18 years of Sales & Sales Leadership experience, you can have the opportunity to leverage my skills for sales coaching.

This not so ˥∀WɹON methodology & success plan was requested by LinkedIn to be shared at the LinkedIn Sales Connect 2015 conference!

As an example, in one organization via #SocialSelling in 45 days we added over $1.5 million in annual contract value to the pipeline! In 6 months, we added nearly $4 million and closed nearly a half of a million in annual contract value!

If you would like to understand how to leverage Social Networks to drive revenue for your company or need help with general sales coaching reach out to me.

Contact 925-367-8836 or Mario@m3jr.com

PGi

Regional Vice President of Sales - SaaS Sales & Executive Sponsor NA Social Selling Program

August 2014 - January 2016 (1 year 6 months)

San Francisco Bay Area

Reported to the SVP of North American SaaS Sales, responsibilities included managing the Western US Enterprise, Public Sector and Small-Medium Business (SMB) SaaS Sales and Marketing organization. Also served as the N. American Executive Sponsor for PGi's N.A. #SocialSelling program.

Full accountability in the management and oversight of sales, marketing, and profitability/growth objectives. Developed sales directors, regional sales operations and field sales & support associates; built a top performing sales

organization, implemented a comprehensive sales strategy including digital sales plan, business plans, quotas, compensation, incentives, forecasting, competitive analysis and organizational/talent development.

Highlighted Accomplishments:
1. In the last 5 months of 2014, the region went from 51% to 92% YTD TCV Performance

2. Achieved a 94% Month over Month Increase in TCV 2014 Sales
(Jan - July Avg. Mthly TCV = $59K; Aug - Dec. Avg. Mthly TCV = $115K)

3. Increased the Avg. Proposals per rep/month by 971% within 5 months
(from 0.14 per rep to 1.5)

4. Increased the Avg. Completed Appts. per rep/week by 9200% within 5 months
(from .06 per rep /week to 5.58)

5. Selected by Exc. Leadership to train all of PGi's Sales Directors and above on Improving Pipeline Velocity during the worldwide sales leadership retreat (Oconee, GA); 3rd Qtr. 2015

6. Invited by LinkedIn to speak at LinkedIn Sales Connect Oct. 6-8 2015 Users Conference. "Drop the Mic - Driving 100% Rep Adoption by Making Social Selling Fun" @ https://youtu.be/OUVXzgQraWM

7. Launched PGi's Social Selling Program to 120 US domestic reps and added over $4.5 Million in ACV to the open sales Pipeline, closed lost of $500K in ACV and closed won over $500K in ACV in 6 months.

Sprint
10 years 3 months

Strategic Accounts Branch Sales Director
January 2013 - March 2014 (1 year 3 months)
San Francisco Bay Area

Engaged by VP of Sales to transform strategic accounts segment (Fortune 50) into top-producing team generating nearly $300M in revenues while minimizing costs and stimulating bottom-line growth. With 8 direct and nearly 100 matrix-managed sales and support associates, managed profitability and growth, implemented comprehensive sales strategy including business plans, quotas, compensation, incentives, forecasting, competitive analysis and organizational/ talent development. Executive go-to person for complex team dynamics requiring immediate action and results.

• Catapulted an #8 (out of 9) enterprise team within ten months to #1, with near 100% participation through the administration and execution of comprehensive sales strategy, cultural alignment, uncovering individual motivators and talent development.
• Signed $85M in contract value for key pharmaceutical distribution (McKesson) and oil & gas (Chevron) clients through line of business sales approach, yielding a unique and profitable service structure.
• Authored and delivered motivational sales training resulting in keynote appointments related to accountability, mindset and leadership.
• Achieved highest sales quota in region, and signed over $75M in renewable sales in 10 months through establishing a new sales culture, eliminating barriers to success, aggressive business planning and associate coaching.

Public Sector Area Sales Manager | Growth Catalyst | Cultural Change Agent | Turn-around Leader
February 2011 - January 2013 (2 years)
San Francisco Bay Area

Reporting to the Western Regional Sales Director, boosted sales performance and channel brand visibility with key regional clients in education, healthcare, local/state government, utilities and federal sectors. With eight direct, and nearly 60 indirect reports, accountable for $110M in annual revenues, including sales, customer experience, operations, financial performance and employee satisfaction. Created and managed goals, objectives, contests, marketing plans, retail store engagement practices, individual, indirect channel performance and established operational policies.

• Escalated 14th place team to #1 within 22 months through the establishment of accountability measures/metrics and individual performance coaching.
• Developed and administered strategic development plans for local sales managers, account managers and executives, indirect agents, third-party channel groups and pre/post-sales support staff to exceed sales targets and expand market penetration.
• Challenged outdated sales processes, changed behaviors consequently exceeding historical sales quotas.
• Drove team engagement to 100%, team performance to 143% of quota through talent development, coaching and building associate core competencies.

• Recognized with President's Club #1 Sales Manager and The Culture Coin Award for turnaround efforts, cultural integration/adoption, winning as a team, making a difference and profitability.
• Designed and executed unique incentive contest to boost incremental sales by 53%.

Client Account Director
December 2007 - February 2011 (3 years 3 months)
San Francisco Bay Area

With direct accountability to the Enterprise Accounts Branch Manager, core responsibilities in strategic marketing, sales and business development of the McKesson Corporation account, a Fortune 14 company. Grew business from contract values of $7.2M to $36M. Led and administered complex account planning sessions while managing 60+ regional account managers, a 14 member dedicated account team and an outsourced business services channel partner to drive business sales. Administered robust communication and brand awareness marketing strategy to create efficiencies in sales process and client fulfillment. Served as relationship manager for all escalations relating to operations, sales, contract, legal and service delivery.

• Closed new service agreement representing $36M in total contract value by transforming the sales culture through coaching and collaboration and creating buy-in from every team member.
• Consistently surpassed quota targets year-over-year, exceeding quota at its peak of 206%.
• Administered sales incentive contests increasing associate engagement, morale and selling aptitudes.
• Developed, negotiated and managed outsourced end-user catalog relationship to create efficiencies in human capital and cost, resulting in enhanced partnership and "primary provider" status with McKesson.

National Account Manager
January 2004 - December 2007 (4 years)
San Francisco Bay Area

Reporting to Branch Sales Manager, managed Fortune 500 accounts totaling $20M+ in annual revenue. Accounts included Cost Plus World Markets, Ross Stores, Matson Navigation and Intuit Corporation. Led strategy and complex account planning sessions with regional account managers. Negotiated with cross-divisional leaders to effect complex contract terms and conditions to meet the requirements of clients.

• Achieved 183% of YTD sales quota and President's Club recognition through the implementation of personal business plan and account management strategies.

• Selected to serve as a member of the Advisory Council to the Enterprise AVP for two consecutive years.

• Reclaimed a Fortune 500 client within a fiercely tight timeline by advocating internally for a robust billing solution offering unique solutions for the client and revenues for the company.

E|Solutions
Senior e-Solutions Sales Manager
November 1999 - January 2004 (4 years 3 months)
San Francisco Bay Area

Responsible for Sprint E|Solutions sales revenue goal of $6.2 million (2003), $2.8 million (2002) for the Silicon Valley Region; $6.7 million (2001) for the East Bay & Sacramento Region and $4.5 million (2000) for the San Francisco region. Product Portfolio included Managed Hosting, IaaS, ASP, Collocation, Mobile Computing Services, Custom Managed Network Services, IT Consulting Services (Database, Networking, Mobility, BCP, Security, etc.). Sold to Enterprise grade accounts such as: Yahoo! Inc., Sun Microsystems, AppShop, Inc., etc.

Premenos, a Harbinger Company
Sales Manager | Account Manager (Promoted) | Sales Development Representative
1996 - 1999 (3 years)
San Francisco Bay Area

►Legendary Systems (1999-1999)

►Sales & Marketing Manager

Areas of responsibilities included: Direct Sales, Strategic Alliances, Marketing and Managing. Trained and managed the Sales & Marketing team which drove revenue for the company through direct & indirect sales efforts. Developed and implemented marketing/sales programs and campaigns, marketing messages, tools, collateral, budgets and plans to expand Legendary's business in the Mid-Sized to Enterprise Business markets. Selected and managed marketing vendors to launch all Marketing plans. Established Indirect Sales Channels driving revenue & the relationship to assist in the international expansion. Participated in external communications including executive briefings, sponsored events, and sales presentations.

Awards/Recognitions

• Signed the largest Legendary Systems Consulting Services Contract in company history (valued at over $250M)

• Signed Legendary's two Largest Channel Partnerships - AT&T Corporation and Harbinger Corporation (formed the Software Alliance and Professional Services Partnership)

►IPNet Solutions (1998 - 1999)

►Sr. Account Manager -NW United States

Assisted in expanding a star- up company's sales opportunities into the Fortune 5000 marketplace by offering Internet E-Commerce interface options. Presented software demonstration to prospects, speaking engagements for Sales Training on a weekly to monthly basis, and Trade Show appearances for EC/EDI related industries. Worked as a Territory Business Partner Manager. Assisted in the recruiting, partnering, training and support of regional business partners. Managed large Hub trading partner rollout projects and provided consulting strategy services for companies E-Commerce initiatives.

►Premenos, a Harbinger Corporation (1996 -1998)

►Account Manager | Sales Development Representative (SDR)

1996 to 1998 Served as an SDR for 1 year then was promoted into an Account Manager role!

———

Education

St. Mary's College of California

Bachelors of Art, Business Management · (2002 - 2004)

University of California, Berkeley

Bachelors of Science, Sociology · (1995 - 2000)